As filed with the Securities and Exchange Commission on June 17, 2002
                                                    Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            SILVERSTAR HOLDINGS, LTD.
                            -------------------------
             (Exact name of registrant as specified in its charter)

          Bermuda                                               Not Applicable
------------------------------                               -------------------
(State or other jurisdiction of                               (I.R.S. Employer
Incorporation or organization)                               Identification No.)


                         Clarendon House, Church Street
                             Hamilton HM CX Bermuda
                                 (809) 295-1422
        -----------------------------------------------------------------
               (Address, including zip code, and telephone number, Including area code, of registrant's principal executive offices)

                                 Clive Kabatznik
                          6100 Glades Road, Suite 3100
                              Boca Raton, FL 33434
                                 (561) 479-0040
        -----------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   Including area code, of agent for service)

                                    Copy to:

                             Henry I. Rothman, Esq.
                      Jenkens & Gilchrist Parker Chapin LLP
                              The Chrysler Building
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 704-6000

                               ------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
                                                                     Proposed Maximum    Proposed Maximum      Amount of
            Title of Each Class                   Amount to be        Offering Price         Aggregate       Registration
       of Securities to be Registered            Registered(1)          per Share         Offering Price          Fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value per share......       900,000 (2)      $   0.37 (3)             $ 333,000       $ 31.00
---------------------------------------------------------------------------------------------------------------------------
Total Registration Fee..................                                                                     $ 31.00
---------------------------------------------------------------------------------------------------------------------------


(1) Represents the shares of common stock being registered for resale by the selling stockholders.

(2) Pursuant to Rule 416, the shares of common stock offered hereby also include such presently indeterminate number of shares of common stock as shall be issued by us to the selling stockholders upon adjustment under anti-dilution provisions covering the additional issuance of shares by Silverstar Holdings, Ltd. resulting from stock splits, stock dividends or similar transactions.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (g) of the Securities Act of 1933, as amended (the "Securities Act"); based on the average ($0.37) of the bid ($0.33) and asked ($0.40) price on the Nasdaq National Market on June 13, 2002.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE __, 2002

                                   PROSPECTUS

                            SILVERSTAR HOLDINGS, LTD.

                         900,000 SHARES OF COMMON STOCK

o The 900,000 shares of our common stock are being offered by the selling stockholders listed on page 11 of this prospectus.


                -------------------------------------------------
                      NASDAQ SmallCap Market Symbol: "SSTR"
                -------------------------------------------------

     On June 13, 2002, the closing price of one share of our common stock on the NASDAQ SmallCap Market was $0.33.

     THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is June __, 2002

                                TABLE OF CONTENTS

ABOUT THIS PROSPECTUS..........................................................2

RISK FACTORS...................................................................2

SELECTED TRANSITIONAL INFORMATION..............................................9

INFORMATION REGARDING FORWARD LOOKING STATEMENTS..............................10

WHERE YOU CAN FIND MORE INFORMATION...........................................10

USE OF PROCEEDS...............................................................11

DIVIDENDS.....................................................................11

SELLING SECURITY HOLDERS......................................................11

DESCRIPTION OF SECURITIES.....................................................14

PLAN OF DISTRIBUTION..........................................................20

LEGAL MATTERS.................................................................21

EXPERTS.......................................................................21

                              ABOUT THIS PROSPECTUS

     Unless the context otherwise requires, throughout this prospectus Silverstar, we, us and our refer to Silverstar Holdings, Ltd. and its subsidiaries.

                                  RISK FACTORS

         BEFORE YOU BUY SHARES OF OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS ASSOCIATED WITH THAT PURCHASE, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE IN THE SECTION "WHERE YOU CAN FIND MORE INFORMATION ABOUT US," BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

              -----------------------------------------------------
               Risks Associated with Our Fantasy Sports Subsidiary
              -----------------------------------------------------

A wide variety of factors could adversely impact our operating results.

     A wide variety of factors could adversely impact our operating results. These factors include the following:

     o a decline in the popularity of sports in general, and motorsports and fantasy games in particular;

     o our ability to identify trends in the fantasy motorsports markets and to create and introduce on a timely basis products and services that take advantage of those trends and that compete effectively on the basis of price and consumer tastes and preferences;

     o our ability to design and arrange for the time and delivery of our products;

     o our ability to identify, develop, and implement special games, merchandising and marketing programs on a timely basis;

     o our ability to expand our business and to effectively manage the growth of our operations;

     o    seasonality; and

     o    competition and competitive pressures on prices.

Many of the factors described above are beyond our control.

ANY DOWNTURN IN THE POPULARITY OF THE MOTORSPORTS INDUSTRY IN GENERAL, AND NASCAR RACING IN PARTICULAR, WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     Motorsports compete for television viewership, attendance, merchandise sales, and sponsorship funding with other sports, entertainment, and recreational events. The competition in the sports, entertainment, and recreation industries is intense. Any downturn in the popularity of the motorsports industry, or its appeal to consumers, could reduce fantasy motorsports participation or corporation sponsorships, which would materially and adversely affect our business.

     Although we have expanded our services to include fantasy games relating to other sports, we expect that products related to NASCAR racing will continue to account for a significant percentage of our revenue for the foreseeable future. Any downturn in the popularity of NASCAR-sanctioned racing could have a material and adverse effect on our business.

     While participation in fantasy sports games has increased over the past few years, we can make no assurance that the popularity of such games will continue to grow or maintain their current level of market acceptance. Any downturn in the popularity of fantasy sports games in general could have a material adverse effect on our business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO RESPOND TO RAPID MARKET CHANGES.

     The markets for our products and services are subject to rapidly changing customer tastes, a high level of competition, seasonality, and a constant need to create and market new products and services. Demand for motorsports fantasy games depends upon a wide variety of factors, including the following:

     o    the popularity of drivers and teams;
     o    the popularity of current product and service concepts or themes;
     o    cultural and demographic trends;
     o    marketing and advertising expenditures; and
     o    general economic conditions.

Because these factors can change rapidly, customer demand also can shift quickly. We frequently are able to successfully market new products or services for only a limited time.

     Our ability to increase our sales and marketing efforts to stimulate customer demand and our ability to monitor third-party products in order to maintain satisfactory delivery of a quality product are important factors in our long-term prospects. Because of the amount of time and financial resources that may be required to bring new products or services to market, we may not always be able to accurately forecast or to respond to changes in customer tastes and demands. We could experience a material adverse effect on our business, financial condition, and operating results if we are unable to respond quickly to market changes or a slowdown in demand for our products or services.

WE MUST DEVELOP AND INTRODUCE NEW PRODUCTS AND SERVICES TO SUCCEED.

     Our operating results depend to a significant extent on our ability to continue to develop and introduce on a timely basis new products and services that compete effectively in terms of price and that address customer tastes, preferences, and requirements. The success of new product and service introductions depends on various factors, including the following:

     o    proper new product and service selection,
     o    successful sales and marketing efforts,
     o    timely production and delivery of new products or services, and
     o    consumer acceptance of new products and services.

     New products or services may not receive or maintain substantial market acceptance. Our failure to design, develop, and introduce popular products and services on a timely basis would adversely affect our future operating results.

WE MAY EXPERIENCE SEASONAL FLUCTUATIONS IN SALES THAT COULD AFFECT OUR EARNINGS AND THE TRADING PRICE OF OUR COMMON STOCK.

     We may experience seasonality in our business, which could result in unfavorable quarterly earnings comparisons and affect the trading price of our common stock. Because the auto racing season is concentrated between the months of February and November, the second and third calendar quarters of each calendar year (our fourth and first fiscal quarters) generally are characterized by higher sales of motorsports products. In addition, we incur most of our marketing expense in our first calendar quarter (our third fiscal quarter) which further increases our potential losses during this period. We also are increasing our efforts to develop large corporate promotional programs. These programs typically result in significant levels of revenue and income, which may increase quarter-to-quarter variations in our operating results. As a result of these and other factors, we may experience seasonality and quarterly fluctuations in our business, which could result in unfavorable quarterly earnings comparisons and affect the trading price of our common stock. Fluctuations in quarterly sales may require us to take temporary measures, including changes in personnel levels, borrowing amounts, and production and marketing activities. These factors and any seasonal and cyclical patterns that emerge in Internet consumer purchasing could result in unfavorable quarterly earnings comparisons. As a result, it is difficult to predict our future revenue and operating results. Any shortfall in revenue or fluctuations in operating results may have a material adverse effect on our business and stock price. You should not rely on quarter-to-quarter comparisons of our operating results as an indication of future performance.

WE FACE NUMEROUS RISKS RELATED TO OUR INTERNET BUSINESS.

     We anticipate that our emphasis on expanding our Internet business will impact our business operations in a number of ways, including the following:

     o we may make significant expenditures to provide new and enhanced motorsports and other sports related content, community features, and e-commerce product and service offerings;
     o we may make significant investments to enhance our technology, software, and basic infrastructure; and
     o we may incur substantial costs to form Internet-related strategic alliances or to make Internet-related acquisitions and to integrate them with our existing operations.

     We face numerous risks and uncertainties associated with our Internet operations. Some of these risks and uncertainties relate to our ability to

     o develop brand awareness and brand loyalty of the "fantasycup.com" name to attract a larger audience for our products;
     o expand online product and service offerings, provide a convenient, economical, and secure online shopping experience, and increase customer acceptance of the online purchase of sports, motorsports, automotive, and related merchandise and services; offer up-to-date news, information, and other features related to the world of sports that are attractive to the fantasycup.com's visitors;
     o anticipate and adapt to the changing market for Internet services and electronic commerce, particularly as those changes relate to the markets that we target;

     o continue to develop, upgrade, maintain, and enhance our operational, administrative, and other systems and infrastructure to accommodate the expanded service offerings and increased consumer traffic that we anticipate will develop and to avoid service interruptions and delays that could cause users to stop visiting the fantasycup.com web site; and
     o provide or contract for satisfactory customer service and order fulfillment, which will be critical to ensure repeat visits by users of our internet product and services.

We may not be successful in addressing these risks and uncertainties. The failure to do so would materially and adversely affect our business.

     We also face a variety of risks and uncertainties related to the new and rapidly evolving Internet market, including the following:

     o we may use new technologies ineffectively or fail to adapt our network, transaction-processing systems, and infrastructure to meet customer requirements, competitive pressures, or emerging industry standards;
     o any well-publicized compromise of security or inadvertent transmissions of computer viruses could deter use of the Internet in general or use of the fantasycup.com network to conduct commercial transactions, and could expose us to litigation or to a material risk of loss;
     o legal uncertainties exist regarding Internet user privacy, pricing issues, the characteristics and quality of products and services, access charges and connection fees, consumer protection issues, cross-border commerce, and transmission of certain types of information over the Internet;
     o our e-commerce sales and operating results could be adversely affected if one or more states or foreign countries successfully assert that we should collect sales or other taxes on the sale of our products via the Internet; and
     o we may be subjected to claims for defamation, negligence, copyright, or trademark infringement or claims based on other theories relating to the information published on the fantasycup.com network. We also could be subjected to claims based upon the content that is accessible from the fantasycup.com network through links to other Web sites.

              -----------------------------------------------------
               Risks Associated with Our Student Sports Subsidiary
              -----------------------------------------------------

WE ARE DEPENDENT ON TWO MAJOR CUSTOMERS.

     Approximately, 40% of our current business is accounted for by two cutomers: Nike and ARCO. Although Nike and ARCO are longstanding customers, there is no guarantee that we will be able to maintain our business relationship with either company. In the event that we lose their business, or there is a substantial decrease in the business generated from our relationships with Nike and ARCO, our revenues would be significantly reduced, greatly increasing our operating losses.

OUR REVENUES WOULD BE SIGNIFICANTLY REDUCED IF ADVERTISING IN OUR MAGAZINE AND OUR OTHER MEDIA PLATFORMS WERE TO DECREASE.

     Advertising and corporate sponsorships in various forms make up the vast majority of our total revenues (in excess of 80% in 2001). If a major advertiser or sponsor were to stop utilizing our media platforms or if there were a general decrease in the level of advertising on these platforms, our revenues would be greatly reduced. Additionally, if circulation of our magazine, the popularity of our web sites, televisions shows, camps or events were to significantly decrease, advertisers might pay less for advertisements on these platforms or no longer advertise with us altogether. The fact that we may be in an economic recession could result in a decrease in the popularity of these platforms and a general decrease in the amount of advertising revenue that we receive, since both individuals and businesses generally spend less money in financially difficult times. If our advertising revenue decreases for any reason, our total revenues could be significantly reduced, greatly increasing our operating losses

OUR EXPENSES WOULD INCREASE IF THE COST OF PAPER OR POSTAGE WERE TO INCREASE.

     Paper is the principal material used in the publishing of our magazine and is a significant expense for us. The cost of paper is volatile and may rise, increasing the cost of publishing our magazine. Additionally, because we deliver our product to subscribers using the U.S. Postal Service, an increase in the postage rate would increase our expenses. If there were an increase in paper costs or postage rates, there is no guarantee that we would be able to pass the increased cost on to advertisers or readers, nor is there any guarantee that we would be able to obtain financing to meet the increased costs of publishing the magazine. Therefore, an increase in the cost of paper or postage could significantly increase our expenses, thereby increasing our operating loss.

WE MAY FACE DIRECT COMPETITION BY MEDIA COMPANIES WITH GREATER RESOURCES WHICH ARE ABLE TO ADVERTISE AND MARKET THEIR PUBLICATIONS MORE EXTENSIVELY THAN WE DO.

     We currently do not face significant direct competition as a media company focusing on high school sports and high school athletes. There are, however, many publishing and media companies, both privately and publicly held, which have substantially greater resources than us, both financial and otherwise. These companies are able to advertise and market their services more extensively than we do. If we are forced to compete directly with these companies for advertisers, viewers, readers and users and we are not able to do so effectively, the popularity of our platforms would decrease, adversely affecting our revenues.

OUR EXECUTIVE OFFICERS AND CERTAIN HIGHLY SKILLED PERSONNEL MAY LEAVE.

     Our success depends largely on the skills, experience and performance of some key members of our management, including our President and Chief Executive Officer. If we lose one or more of these key employees, our ability to smoothly integrate Area Code Baseball into our operations or maintain or provide effective leadership for our business might be hampered, adversely affecting our business, operating results and financial condition.

     Our future success also depends on our ability to continue attracting and retaining highly skilled personnel such as operating executives, sales people, writers and photographers. Like other media companies, we face intense competition for qualified personnel. Many of our competitors have greater resources than we have, and are therefore able to spend more money to obtain the services of highly skilled personnel. Therefore, we cannot be certain that we will be successful in attracting new personnel or adequately compensating our current personnel in the future. If we are unable to retain or attract highly skilled personnel in the future, the quality of our magazine might decrease resulting in a loss of circulation and revenue.

THE PEOPLE FEATURED IN OUR VARIOUS MEDIA PLATFORMS MIGHT INITIATE SUITS AGAINST US WHICH COULD LEAD TO AN INCREASE IN OUR EXPENSES.

     Because of our focus on athletes and high school sports, we often interview people for our magazine, television shows and Internet publications. If we were to publish or broadcast something about an institution or person that was inaccurate or untrue, or which that institution or person claimed was inaccurate or untrue, the institution or person might initiate a suit against us claiming that they were harmed in some way by the publication of the material. If such a suit was initiated against us, regardless of its merits, our expenses could greatly increase due to the legal costs associated with the defense of such a claim.

              -----------------------------------------------------
                              Risk Associated with
                                 Our Operations
              -----------------------------------------------------

WE ARE CURRENTLY UNPROFITABLE AND THERE IS NO GUARANTEE THAT WE SHALL BE ABLE TO CONSISTENTLY GENERATE PROFITS.

     Currently both our operating subsidiaries are unprofitable. There is no guarantee that these subsidiaries will become profitable, or if they do that they will generate sufficient profits to cover our corporate expenses to ensure our overall profitability. In addition, these subsidiaries may require additional investments which would result in a further drain on our existing cash resources.

SUBSTANTIAL PORTION OF OUR ASSETS ARE TIED TO A NOTE RECEIVABLE FROM OUR FORMER SOUTH AFRICAN SUBSIDIARIES. THERE IS NO GUARANTEE THAT WE SHALL BE ABLE TO REALIZE THE FULL VALUE OF THESE NOTES.

     We currently are owed approximately $3.5 million by the purchasers of our former South African subsidiaries. While this amount already reflects a reserve against the collectibility of these notes, and we do not have any indication that these notes will not be repaid, there is no guarantee that we will receive the full repayment of these amounts. In addition, so long as these notes are outstanding we will be subject to currency fluctuation based on the value of the South African Rand. Should the value of the South African Rand deteriorate against the US dollar, as it has in the past, the value of this note, in US dollar terms, will decrease. Such a reduction in value will also have a negative effect on our earnings.

SINCE WE DO NOT INTEND TO DECLARE DIVIDENDS IN THE FORESEEABLE FUTURE, THE RETURN ON YOUR INVESTMENT WILL DEPEND UPON APPRECIATION OF THE MARKET PRICE OF YOUR SHARES.

     We have never paid any dividends on our common stock. Our board of directors does not intend to declare any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business operations. As a result, the return on your investment in us will depend upon any appreciation in the market price of our common stock. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available for dividend payments. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, capital requirements and financial condition, and other relevant factors.

SILVERSTAR AND EACH OF ITS OPERATING SUBSIDIARIES DEPENDS ON THE CONTINUED SERVICES OF KEY PERSONNEL.

     Our success depends upon the continued contributions of our executive officers, some of whom are also our principal shareholders, and the continued contributions of the management of our subsidiaries. Our business could be adversely affected by the loss of services of, or a material reduction in the amount of time devoted to us by our executive officers or the executive officers of our subsidiaries. We do not carry key man insurance.

              -----------------------------------------------------
               Risks Which May Dilute the Value of Your Silverstar
                Shares or Limit the Effect of Their Voting Power
              -----------------------------------------------------

THE PRICE OF OUR COMMON STOCK IS HIGHLY VOLATILE.

     The price of our common stock is highly volatile. During the past fifty-two week period the price of our common stock has ranged from a high of $1.11 to a low of $0.28. Fluctuations in the market price of our common stock may be a result of any number of factors or a combination of factors including, but not limited to: (1) the number of shares in the market and the number of shares we may be required to issue in the future compared to market demand for our shares;
(2) our performance and meeting expectations of performance, including the development and commercialization of our current and proposed products and services; (3) market conditions for internet and media companies in the small capitalization sector; and (4) general economic and market conditions.

OUR EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS, TOGETHER, MAY EXERCISE CONTROL OVER ALL MATTERS SUBMITTED TO A VOTE OF STOCKHOLDERS.

     Our executive officers, directors and certain other shareholders own 1,571,249 shares of our common stock and 926,589 shares of our Class B common stock, representing approximately 28.8% of our outstanding capital stock and approximately 51.8% of the total voting power and are able to elect all of the our directors and otherwise control our operations. Furthermore, the disproportionate vote afforded the Class B common stock could also serve to impede or prevent a change of control. As a result, potential acquirees may be discouraged from seeking to acquire control through the purchase of our common stock, which could have a depressive effect on the price of our securities and will make it less likely that shareholders receive a premium for their shares as a result of any such attempt.

ANTI-TAKEOVER MEASURES IN OUR MEMORANDUM OF ASSOCIATION COULD ADVERSELY AFFECT THE VOTING POWER OF THE HOLDERS OF OUR COMMON STOCK.

     Our Memorandum of Association authorizes the issuance of 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by the board of directors. Accordingly, the board of directors is empowered, without shareholder approval, but subject to applicable government regulatory restrictions, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of us. Although we have no present intention to issue any shares of our preferred stock, we cannot assure we will do so in the future.

THE RIGHTS OF STOCKHOLDERS UNDER BERMUDA LAW MAY NOT BE AS EXTENSIVE AS THE RIGHTS OF STOCKHOLDERS UNDER THE LAWS OF JURISDICTIONS IN THE UNITED STATES.

     Our corporate affairs are governed by our Memorandum of Association and by-laws, as well as the common law of Bermuda relating to companies and the Companies Act 1981. Our by-laws limit the right of security holders to bring an action against our officers and directors. The laws of Bermuda relating to shareholder rights, protection of minorities, fiduciary duties of directors and officers, matters of corporate governance, corporate restructuring, mergers and similar arrangements, takeovers, shareholder suits, indemnification of directors and inspection of corporate records, may differ from those that would apply if we were incorporated in a jurisdiction within the United States. The rights of shareholders in a Bermuda company may not be as extensive as the rights of a shareholder of a United States company and, accordingly, the holders of our shares of common stock may be more limited in their ability to protect their interests in us. In addition, there is uncertainty whether the courts of Bermuda would enforce judgments of the courts of the United States and of other foreign jurisdictions. There is also uncertainty whether the courts of Bermuda would enforce actions brought in Bermuda which are predicated upon the securities laws of the United States.

WE HAVE RECENTLY TRANSFERRED THE LISITNG OF OUR COMMON STOCK FROM THE NASDAQ NATIONAL MARKET TO THE NASDAQ SMALLCAP MARKET BUT WE CAN MAKE NO ASSURANCE THAT WE WILL BE ABLE TO MAINTAIN ELIGIBILITY FOR CONTINUING INCLUSION ON NASDAQ SMALLCAP MARKET.

     As we did not meet the requirements for continued listing on the Nasdaq National Market we recently transferred to the Nasdaq SmallCap Market. While we are currently in compliance for all listing requirements for this market, there is no guarantee that we shall remain in compliance with current or future listing requirements. In the event that we fail to qualify for continued listing on a Nasdaq market our shares might be relegated to the OTC Bulletin Board or Pink Sheets. Should this occur, it might have an adverse effect on our share price and on its liquidity.

                       SELECTED TRANSITIONAL INFORMATION

Effective July 1, 2001, the Company adopted SFAS 142, "Goodwill and Other Intangible Assets", which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, all goodwill amortization ceased and other intangibles were evaluated to determine if they had finite or infinite lives. The adoption of SFAS 142 did not have an impact on the Company's other intangibles. The following table shows the Company's results, adjusted to exclude amortization related to goodwill, the effect on loss on disposition of discontinued operations and equity method goodwill, for the three years ended June 30, 2001.


                                                             2001                  2000                    1999
                                                             ----                  ----                    ----
Loss before extraordinary items -as reported            $ (7,400,109)          $(38,662,486)          $(11,126,462)
 Add back: Goodwill amortization                             244,765                     --                     --
 Add back: Goodwill amortization -discontinued
  operations                                                  56,245                717,435                436,137

 Deduct: Increase in loss on disposition                          --             (1,190,592)               (98,688)
 Add back: Equity method goodwill amortization               433,326                 90,278                     --
                                                        ------------           ------------           ------------
Loss before extraordinary items -as adjusted            $ (6,665,773)          $(39,045,365)          $(10,789,013)
                                                        ============           ============           ============

Net loss -as reported                                   $ (5,257,160)          $(38,662,486)          $ (11,l26,462)
 Add back: Goodwill amortization                             244,765                     --                     --
 Add back: Goodwill amortization -discontinued
  operations                                                  56,245                717,435                436,137
 Deduct: Increase in loss on disposition                          --             (1,190,592)               (98,688)
 Add back: Equity method goodwill amortization               433,326                 90,278                     --
                                                        ------------           ------------           ------------

Net loss  -as adjusted                                  $ (4,522,824)          $(39,045,365)          $(10,789,013)
                                                        ============           ============           ============


                                       9


LOSS PER SHARE - BASIC AND DILUTED - BEFORE EXTRAORDINARY ITEM:
 Loss before extraordinary items -as reported           $      (0.84)          $      (4.93)          $      (1.70)
  Add back: Goodwill amortization                               0.03                     --                     --
  Add back: Goodwill amortization -discontinued
   operations                                                   0.01                   0.09                   0.07
  Deduct: Increase in loss on disposition                         --                  (0.15)                 (0.02)

  Add back: Equity method goodwill amortization                 0.05                   0.01                     --
                                                        ------------           ------------           ------------
 Loss before extraordinary items -as adjusted           $      (0.75)          $      (4.98)          $      (1.65)
                                                        ============           ============           ============

LOSS PER SHARE - BASIC AND DILUTED
 Net loss -as reported                                  $      (0.60)          $      (4.93)          $      (1.70)
  Add back: Goodwill amortization                               0.03                     --                     --
  Add back: Goodwill amortization -discontinued
   operations                                                   0.01                   0.09                   0.07
  Deduct: Increase in loss on disposition                         --                  (0.15)                 (0.02)
  Add back: Equity method goodwill amortization                 0.05                   0.01                     --
                                                        ------------           ------------           ------------
 Net loss  -as adjusted                                 $      (0.51)          $      (4.98)          $      (1.65)
                                                        ============           ============           ============


                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain forward-looking statements which involve substantial risks and uncertainties. These forward-looking statements can generally be identified because the context of the statement includes words such as "may," "will," "except," "anticipate," "intend," "estimate," "continue," "believe," or other similar words. Similarly, statements that describe our future plans, objectives and goals are also forward-looking statements. Our factual results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors, including those listed in "Risk Factors" and elsewhere in this prospectus.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's Website at "http://www.sec.gov."

     We have filed with the SEC a registration statement on Form S-3 to register the shares being offered. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information included in the registration statement. For further information with respect to us and our common stock, you should refer to the registration statement and to the exhibits and schedules filed as part of the registration statement, as well as the documents discussed below.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update or supersede this information.

     This prospectus may contain summaries of contracts or other documents. Because they are summaries, they will not contain all of the information that may be important to you. If you would like complete information about a contract or other document, you should read the copy filed as an exhibit to the registration statement or incorporated in the registration statement by reference.

     We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (File No. 0-27494) until all of the shares are sold:

     o    Annual Report on Form 10-K, for the fiscal year ended June 30, 2001;
     o Quarterly Reports on Form 10-Q for the fiscal periods ended September 30, 2001, December 31, 2001 and March 31, 2002; and
     o The description of our common stock contained in the Registration Statement on Form 8-A, which was filed with the SEC on January 1, 1996 (File No. 0-24624) as amended on Form 8-A/A (filed on January 16,
          1996)..

     You may request a copy of these filings, at no cost, by writing to us at 6100 Glades Road, Suite 305, Boca Raton, Florida 33434, (561) 479-0040,
Attention: Clive Kabatznik or by e-mail at kate@silverstarholdings.com.

     You can review and copy the registration statement, its exhibits and schedules, as well as the documents listed below, at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, are also available on the SEC's web site.

                                 USE OF PROCEEDS

     The selling stockholders are selling all of the shares covered by this Prospectus for their own account. Accordingly, we will not receive any proceeds from the sale of the shares.

                                 DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain all available funds for use in the operation of our business. As such, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

                            SELLING SECURITY HOLDERS

     This prospectus covers the resale by the selling stockholders of up to 900,000 shares of our common stock.

     The following table lists the selling stockholders and certain information regarding the selling stockholders' ownership of shares of our common stock as of April 26, 2002 and as adjusted to reflect the sale of the shares. Information regarding the selling stockholders, their pledgees, donees, and other non-sale transferees who may become selling stockholders may change from time to time. To the extent the selling stockholders or any of their representatives advise us of such changes, we will report those changes in a prospectus supplement to the extent required.

     The registration of the following shares through this registration statement allows the selling stockholders to sell their holdings in the future on the open market and is not necessarily an indication of intent to sell the shares. Each selling stockholder was a stockholder of Student Sports, Inc. and received his or her shares of our common stock in connection with our purchase of the assets of Student Sports, Inc. on September 24, 2001.

     Unless otherwise stated the address for each selling stockholder is care of Student Sports, Inc., 2780 Skylark Drive, Suite 475, Torrence, CA 90505.


                                                                 Percentage                        ----------------------
                                                                     of                                Shares of Common
                                                                   Common                                 Stock Owned
                                                                    Stock                             after Offering (1)
                                           Shares of Common         Owned         Shares of        ----------------------
                                           Stock Owned Prior     Prior to the   Common Stock
                                              to Offering         Offering      to be Sold(1)        Number    Percent
                                         --------------------------------------------------------------------------------
Andrew Bark                                  325,686                4.0           325,686              0            0
IPGH Internet Partnership Group
Holdings AG(3)(5)                            169,141                2.1           169,141              0            0
Livingston Investments(4)(5)                  30,920                 *             30,920              0            0
Andrew Kent Robertson(5)                      22,500                 *             22,500              0            0
Stanley Castleton(6)                         193,750(2)             2.4           168,750         25,000(2)         *
Jerry Keane(7)                                84,858                1.0            84,858              0            0
Chris Donnelly(8)                             37,800                 *             37,800              0            0
William Baker(9)                               4,500                 *              4,500              0            0
Megan Bark(10)                                   900                 *                900              0            0
Greg Biggins(10)                               1,500                 *              1,500              0            0
Kim Blankenship(10)                            1,500                 *              1,500              0            0
Jason Deegan(10)                                 600                 *                600              0            0
Jake Dunbar(10)(11)                              600                 *                600              0            0
Brent Eads(10)                                 7,500                 *              7,500              0            0
Murray Evans(10)                                 600                 *                600              0            0
Jennifer Ezpeleta(10)                            900                 *                900              0            0
Jeanette Harris(10)                            3,045                 *              3,045              0            0
Scott Hill(10)(12)                               900                 *                900              0            0
Doug Huff(10)                                  3,000                 *              3,000              0            0
Polly James(10)(13)                              600                 *                600              0            0
Bob Johnson(10)                                3,000                 *              3,000              0            0
Chris Keldorf(10)                              1,500                 *              1,500              0            0
Devin Lamers(10)(14)                             900                 *                900              0            0
Bert Lynn(10)                                    600                 *                600              0            0
Marc Mills(10)(15)                             3,000                 *              3,000              0            0
Jamie Newberg(10)                                600                 *                600              0            0
John Prassas(10)                               7,500                 *              7,500              0            0
Tom Ramsay(10)(16)                               600                 *                600              0            0
Joan Risse(10)                                   900                 *                900              0            0
Randy Rogers(10)                                 600                 *                600              0            0
Bob Sallis(10)                                   600                 *                600              0            0
Patrick Santy(10)(17)                            600                 *                600              0            0
Sheldon Shealer(10)                            1,500                 *              1,500              0            0
Jay Stallman(10)(18)                             900                 *                900              0            0
Brian Stumpf(10)                                 900                 *                900              0            0
John Tawa(10)                                    900                 *                900              0            0
Mark Tennis(10)                                6,000                 *              6,000              0            0
Nelson Tennis(10)                              1,500                 *              1,500              0            0
Lloyd J. Torchio(10)(19)                         600                 *                600              0            0
Scot Vorse(10)(20)                               600                 *                600              0            0
Rob Wheat(10)                                    900                 *                900              0            0


         * Less than 1%

--------------

(1)    Assumes that all of shares of common stock being offered hereby are sold.
(2) Includes 25,000 shares of our common stock issuable upon the exercise of options.
(3) The natural persons holding voting and/or dispositive control over the shares held by IPGH Internet Partnership Group Holdings AG are Mr. Felix Mathis and Dr. Niccolo Caderni, each a director of IPGH.
(4) The natural person holding voting and/or dispositive control over the shares held by Livingston Investments is Mr. Chester English, the managing member of Livingston.
(5) The address for the selling stockholder is IPGH Internet Partnership Group Holdings AG, c/o Froriep Renaggli Attorneys at Law, Bellerivestrasse 201, CH--8034 Zurich, Switzerland, Attn: Mr. Marcel Steinegger.
(6) The address for Mr. Castleton is care of Silverstar Holdings, Ltd., 6100 Glades Road, Suite 305, Boca Raton, FL 33434.
(7)    Mr. Keane's address is 21756 Tahoe Lane, Lake Forest, CA 92530.
(8) Mr. Donnelly's address is care of Sandra B. Donnelly, Trustee, 460 Poplar Street, Winnetka, IL 60063.
(9)    Mr. Baker's address is 5959 Peacock Ridge Road, Palos Verdes, CA 90275.
(10) The selling stockholder was a participant in the Student Sports, Inc. stock option plan which was issued shares of our common stock in connection with our acquisition of the assets of Student Sports on September 24, 2001. Subsequent to our purchase of the Student Sports assets, the Student Sports stock option plan was liquidated and the shares of our common stock previously issued to the Student Sports stock option plan were distributed out to the Student Sports stock option plan's participants on a pro rata basis.
(11) Mr. Dunbar's address is 26219 Birchfield Avenue, Rancho Palos Verdes, CA 90275.
(12)   Mr. Hill's address is 305 Sheridan Avenue, Peidmont, CA 94611.
(13)   Ms. James' address is PO Box 4336, Warren, NJ 07059.
(14)   Mr. Lamer's address is 2540 Via Anita, Palos Verdes East, CA 90174.
(15)   Mr. Mill's address is 2400 Paseo Del Mar, Palos Verdes East, CA 90274.
(16)   Mr. Ramsey's address is 5435 East Otero Drive, Littleton, CO 80122.
(17)   Mr. Santy's address is 22727 Ladeene Avenue, Torrance, CA 90505.
(18)   Mr. Stallman's address is 167-A Rochester Street, Costa Mesa, CA 92627.
(19)   Mr. Torchio's address is 1164 Upper Happy Valley Road, Lafayette, CA
       94549.
(20)   Mr. Vorse's address is 1863 Mango Way, Los Angeles, CA 90049.

     The common stock has the material rights and obligations discussed below and under the section entitled "Description of Securities." We have filed the agreements relating to these rights and obligations with the SEC. We urge you to read them in their entirety.

                            DESCRIPTION OF SECURITIES

     GENERAL

     Our authorized capital stock consists of an aggregate of 23,000,000 shares of common stock, par value $.01 per share, 2,000,000 shares of Class B common stock, par value $.01 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. As of the date hereof, 8,069,899 shares of our common stock and 926,589 shares of our Class B common stock are outstanding. The following statements describe the material provisions of the securities being registered hereby and certain other of our securities. See "Anti-Takeover
Protections" and "Differences in Corporate Law" for a description of the Company's Memorandum of Association, bye-laws and The Companies Act 1981 of Bermuda, regarding anti-takeover provisions and related matters affecting us. Such statements and disclosure do not purport to be complete and are qualified in their entirety by reference to the full Memorandum of Association and bye-laws which are exhibits to the Company's Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Holders of our common stock have one vote per share on each matter submitted to a vote of the shareholders and a ratable right to our net assets upon liquidation. Holders of our common stock do not have preemptive rights to purchase additional shares of our common stock or other subscription rights. Our common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of our common stock are entitled to share equally in dividends from legally available sources as determined by the Board of Directors, subject to any preferential dividend rights of our preferred stock. Upon our dissolution or liquidation, whether voluntary or involuntary, holders of our common stock are entitled to receive our assets available for distribution to the shareholders, subject to the preferential rights of our preferred stock. All of the shares of our common stock offered hereby are validly authorized and issued, fully paid and non-assessable.

CLASS B COMMON STOCK

     Our Class B common stock and our common stock are substantially identical on a share-for-share basis, except that the holders of our Class B common stock have five votes per share on each matter considered by shareholders, and the holders of our common stock have one vote per share on each matter considered by shareholders, and except that the holders of each class will vote as a separate class with respect to any matter requiring class voting by The Companies Act 1981 of Bermuda.

     Each share of our Class B common stock is automatically converted into one share of common stock upon:

     o the death of the original holder, or, if such shares are subject to a shareholders agreement or voting trust granting the power to vote such shares to another original holder of our Class B common stock, then upon the death of such other original holder; or

     o    the  sale  or  transfer  to  any  person  other  than  the   following
          transferees:

          o    the spouse of a holder of Class B common stock;

          o any lineal descendants of a holder of Class B common stock, including adopted children;

          o a trust for the sole benefit of a Class B common shareholder's lineal descendants, including adopted children;

          o a partnership made up exclusively of Class B common shareholders and their lineal descendants, including adopted children or a corporation wholly-owned by a holder of Class B common stock and their lineal descendants; and

          o    any other holder of Class B common stock.

     The difference in voting rights increases the voting power of the holders of Class B common stock and accordingly has an anti-takeover effect. The existence of our Class B common stock may make us a less attractive target for a hostile takeover bid or render more difficult or discourage a merger proposal, an unfriendly tender offer, a proxy contest, or the removal of incumbent management, even if such transactions were favored by our shareholders other than the holders of Class B common stock. Thus, the shareholders may be deprived of an opportunity to sell their shares at a premium over prevailing market prices in the event of a hostile takeover bid. Those seeking to acquire us through a business combination will be compelled to consult first with the holders of Class B common stock in order to negotiate the terms of such business combination. Any such proposed business combination will have to be approved by the Board of Directors, which may be under the control of the holders of Class B common stock, and if shareholder approval were required, the approval of the holders of Class B common stock will be necessary before any such business combination can be consummated.

PREFERRED STOCK

     We are authorized to issue up to 5,000,000 shares of preferred stock. The Board of Directors has the authority to issue this preferred stock in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights and terms of redemption, including sinking fund provisions, and liquidation preferences, without further vote or action by the shareholders. Issuing shares of preferred stock with voting rights could affect the voting rights of the holders of our common stock by increasing the number of outstanding shares having voting rights, and by the creation of another class or series with voting rights. If the Board of Directors authorizes the issuance of shares of preferred stock with conversion rights, the number of shares of common stock outstanding could potentially be increased. Issuance of preferred stock could, under certain circumstances, have the effect of delaying or preventing a change in control and may adversely affect the rights of holders of common stock. Also, preferred stock could have preferences over the common stock and other series of preferred stock with respect to dividend and liquidation rights. We currently have no plans to issue any preferred stock.

ANTI-TAKEOVER PROTECTIONS

     The voting provisions of our common stock and Class B common stock and the broad discretion conferred upon our Board of Directors with respect to the issuance of series of preferred stock, including with respect to voting rights, could substantially impede the ability of one or more shareholders acquiring sufficient influence over the election of directors and other matters to effect a change in control or management, and our Board of Directors' ability to issue preferred stock could also be utilized to change our economic and control structure. Those provisions, together with certain other provisions of our bye-laws summarized in the succeeding paragraph, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in his, her or its best interest, including attempts that might result in a premium over the market price for our common stock.

     Our bye-laws establish an advance notice procedure for the nomination, other than by or at the direction of our Board of Directors, of candidates for election as directors at annual general meetings of shareholders. In general, notice of intent to nominate a director at such meeting must be received by us not less than 90 days prior to the meeting and must contain certain specified information concerning the person to be nominated and concerning the shareholder submitting the proposal.

DIFFERENCES IN CORPORATE LAW

     The Companies Act 1981 of Bermuda differs in material respects from laws generally applicable to United States corporations and their shareholders. Set forth below is a summary of significant provisions of The Companies Act, including any modifications adopted pursuant to our bye-laws, applicable to us, which differ in general material respects from provisions of Delaware corporate law. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

     Interested Directors. Our bye-laws provide that any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be liable to us for any profit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. Under Delaware law, no such transaction would be voidable if:

     o the material facts as to such interested directors' relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors;

     o such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders; or

     o the transaction is fair as to the corporation as of the time it is authorized, approved or ratified.

     Under Delaware law, such interested director could be held liable for any transaction for which such director derived an improper personal benefit.

     Merger and Similar Arrangements. We may merge with another Bermuda exempted company or a company incorporated outside Bermuda and carry on business within the objects of our Memorandum of Association. See "Description of Securities _ Certain Provisions of Bermuda Law." In the event of a merger, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder's shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not disapprove a merger absent evidence of fraud or bad faith. Under Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair market value of the shares held by such shareholder, as determined by a court or by agreement of the corporation and the shareholder, in lieu of the consideration such shareholder would otherwise receive in the transaction. Delaware law does not provide shareholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration:

          o    in exchange for the assets of the business to be acquired;

          o in exchange for the outstanding stock of the corporation to be acquired; or

          o in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation.

Under Bermuda law, our shareholders have the right to vote on:

          o    any compromise or arrangement between us and our shareholders;

          o a take-over scheme for 100% of our shares enabling the compulsory acquisition of a 10% minority interest;

          o    a merger; and

          o    our discontinuance in Bermuda.

     Takeover. Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any 90% or more owned subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

     Shareholder's Suit. The rights of shareholders under Bermuda law are not as extensive as the right of shareholders under legislation or judicial precedent in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our
Memorandum  of  Association  and  bye-laws.  Our  bye-laws  limit  the  right of securityholders to bring an action against our officers and directors. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys fees incurred in connection with such action. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorney fees incurred in connection with such action.

     Indemnification of Directors. We may indemnify our directors or officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty. Under Delaware law, a corporation may adopt a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for breaches of the director's duty of loyalty, for acts or omission not in good faith or which involve intentional misconduct or knowing violations of law, for improper payment of dividends or for any transaction from which the director derived an improper personal benefit. Delaware law has provisions and limitations similar to Bermuda regarding indemnification by a corporation of its directors or officers, except that under Delaware law the statutory rights to indemnification may not be as limited.

     Inspection of Corporate Records. Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda which will include the Memorandum of Association, including its objects and powers, and any alteration to the Memorandum of Association and documents relating to an increase, reduction or other alteration of our share capital. The shareholders have the additional right to inspect our bye-laws, minutes of general meetings and audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of its directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation's shareholder list and its other books and records for any purpose reasonably related to such person's interest as a shareholder.

BERMUDA TAX CONSIDERATIONS

     The following describes a summary of some of the material anticipated tax consequences of an investment in our common stock under current Bermuda tax laws. This discussion does not address the tax consequences under non-Bermuda tax laws and, accordingly, each prospective investor should consult its own tax advisors regarding the tax consequences of an investment in our common stock. The discussion is based upon laws and relevant interpretation of current laws in effect, all of which are subject to change.

BERMUDA TAXATION

     Currently, there is no Bermuda:

     o    income tax;
     o    corporation or profits tax;
     o    withholding tax;
     o    capital gains tax;
     o    capital transfer tax;
     o    estate duty; or
     o    inheritance tax
payable by us or our shareholders other than those who are ordinarily resident in Bermuda. We are not subject to stamp or other similar duty on the issue, transfer or redemption of our common stock.

     We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act that, if there is enacted in Bermuda any legislation imposing tax on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not be applicable to us or any of our operations, or to our shares or our other obligations until March 28, 2016. No reciprocal tax treaty affecting us exists between Bermuda and the U.S.

     As an exempted company, we are liable to pay in Bermuda a registration fee based upon our authorized share capital and the premium on our issued shares at a rate not more than $25,000 per year.

CERTAIN PROVISIONS OF BERMUDA LAW

     In a September 1, 1995 letter to our Bermuda counsel, the Bermuda Monetary Authority approved our application for "non-resident" status in Bermuda for exchange control purposes.

     The transfer of securities between persons regarded as resident outside Bermuda for exchange control purposes and the issue of securities after the completion of the issuance of the shares to such persons may be effected without specific consent under the Exchange Control Act 1972 and regulations thereunder. Issues and transfers of securities involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act 1972.

     Consequently, owners of our common stock who are non-residents of Bermuda for Bermuda exchange control purposes are not restricted in the exercise of the rights to hold or vote their shares. Because we have been designated as a non-resident for Bermuda exchange control purposes there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of our common stock, other than in respect of local Bermuda currency.

     In accordance with Bermuda law, security certificates are only issued in the names of corporations, partnerships or individuals. In the case of an applicant acting in a special capacity, for example as a trustee, certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such trust.

     We will take no notice of any trust applicable to any of our securities whether or not we had notice of such trust. Specifically, we have no obligation under Bermuda law to ensure that a trustee who is holding our shares subject to a trust is properly carrying out the terms of such trust.

     As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians. However, as an exempted company, we may not participate in certain business transactions including:

     o the acquisition or holding of land in Bermuda, except as required for our business and held by way of lease or tenancy for terms of not more than 50 years;

     o the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; or

     o the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in furtherance of our business carried on outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

                              PLAN OF DISTRIBUTION

     We are registering the shares of common stock on behalf of the selling stockholders. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

     o transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o    in connection with short sales of the shares;

     o    by pledge to secure debt and other obligations;

     o through the writing of options, whether the options are listed on an options exchange or otherwise;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     o    through a combination of any of the above transactions.

     The selling stockholders and its successors, including its transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     We entered into a registration rights agreement for the benefit of the selling stockholders to register our common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholders and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the offering and sale of the common stock.

                                  LEGAL MATTERS

     Jenkens & Gilchrist Parker Chapin LLP, New York, New York will pass upon the validity of the securities offered hereby.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended June 30, 2001, have been so incorporated in reliance on the report of Rachlin Cohen & Holtz LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements incorporated by reference to the Annual Reports on Form 10-K for the fiscal years ended June 30, 2000 and 1999, have been so incorporated in reliance on the reports of PricewaterhouseCoopers, Inc., given on the authority of said firm as experts in auditing and accounting.


===========================================================    ======================================================
We have not authorized any dealer, salesperson or any
other person to give any information or to represent
anything other than those contained in this prospectus
in connection with the offer contained herein, and, if                              900,000 SHARES
given or made, you should not rely upon such
information or representations as having been                                             OF
authorized by Silverstar Holdings, Ltd. This prospectus
does not constitute an offer of any securities other                                 COMMON STOCK
than those to which it relates or an offer to sell, or
a solicitation of an offer to buy, those to which it
relates in any state to any person to whom it is not
lawful to make such offer in such state. The delivery
of this prospectus at any time does not imply that the                         SILVERSTAR HOLDINGS, LTD.
information herein is correct as of any time after the
date of this prospectus.


                   TABLE OF CONTENTS

                                                  Page

About This Prospectus................................2
Risk Factors.........................................2
Selected Transitional Information ...................9
Information Regarding Forward-Looking
      Statements ...................................10
Where You Can Find More
      Information About Us..........................10
Use of Proceeds.....................................11                             ____________
Dividends...........................................11
Selling Security Holders............................11                              PROSPECTUS
Description of the Securities We May                                               ____________
      Offer.........................................14
Plan of Distribution ...............................20
Legal Matters.......................................21
Experts ............................................21                        _____________________, 2002


===========================================================    ======================================================


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          The following table sets forth the various expenses which will be paid by us in connection with the issuance and distribution of the securities being registered on this registration statement. All amounts shown are estimates.

               Filing fee for registration statement.................$     31.00
               Legal fees and expenses ..............................$ 10,000.00
               Accounting expenses...................................$  5,000.00
                                                                     -----------
               Total.................................................$ 15,031.00
                                                                     ===========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Under Bermuda law and the registrant's Memorandum of Association and bye-laws, the directors, officers, liquidators and auditors of the registrant and their heirs, executors and administrators are indemnified and held harmless out of the assets of the Company from and against all actions, costs, charges, losses and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity or for any loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that, they are not entitled to indemnification in respect of any willful negligence, willful default, fraud or dishonesty which may attach to them.

ITEM 16.  EXHIBITS.

  Exhibit Number         Description
  --------------         -----------

             3.1         Memorandum of Association of the Registrant(2)
             3.2         Bye-Laws of the Registrant(2)
             4.1         Form of Placement Warrant(3)
             4.2         Stock Option Agreement(3)
             4.3         Indenture   dated   October  29,  1997,   between  the
                         Registrant   and  American   Stock  Transfer  &  Trust
                         Company(1)
             5.1         Opinion of Jenkens & Gilchrist Parker Chapin LLP (8)
            10.1         Form of FSAH Escrow Agreement(2)
            10.2 Form of First Amended and Restated Employment Agreement of Clive Kabatznik(2)
            10.3         Form of FSAM Management Agreement(2)
            10.4         Form of Consulting Agreement with Michael Levy(2)
            10.5         1995 Stock Option Plan(2)

  Exhibit Number         Description
  --------------         -----------

            10.6 Asset purchase agreement by and among First South Africa Holdings PTY Ltd. and minority shareholders of First Lifestyle Holdings, Ltd., Ethos Private Equity, Cornelius Roodt and certain other purchasers and the Company, dated as of September 24, 2000(4)
            10.7 Fantasy Sports Asset Acquisition Agreement dated as of November 17, 2000(5)
            10.8         Employment Agreement of Greg Liegey(6)
            10.9 Asset Purchase Agreement, dated as of September 24, 2001, by and among Silverstar Holdings, Ltd., Student Sports, Inc., a California corporation, the Shareholders and Student Sports, Inc., a Delaware corporation. (7)
           10.10 Registration Rights Agreement dated as of September 24, 2001 by and between Silverstar Holdings, Ltd. and Student Sports, Inc., a California corporation. (7)
            21.1         Subsidiaries of the Registrant(4)
            23.1         Consent of PricewaterhouseCoopers(8)
            23.2         Consent of Rachlin Cohen & Holtz(8)
            23.3 Consent of Jenkens & Gilchrist Parker Chapin LLP (included in Exhibit 5.1)

-----------

(1)  Incorporated by reference is the  Registrant's  Current Report on Form 8-K,
     Exhibit 4.1 (filed on October 31, 1997).
(2) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 33-99180) (filed on November 9, 1995), as amended on Form S-1/A No. 1, Form S-1/A No. 2, Form S-1/A No. 3 (filed on December 27, 1995, January 16, 1996 and January 24, 1996, respectively) and Form 10-Q for the fiscal quarter ended March 31, 2000.
(3) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 333-33561) (filed on August 13, 1997), as amended on Form S-1/A No. 1, Form S-1/A No. 2 and For S-1/A No. 3 (filed on December 9, 1997 , January 22, 1998 and February 11, 1998, respectively).
(4) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Commission on October 12, 2000.
(5) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Commission on December 1, 2000.
(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
(7) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Commission on October 9, 2001.
(8)  Filed herewith.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boca Raton, State of Florida on June 17, 2002.

                                  SILVERSTAR HOLDINGS, LTD.


                                  By:  /s/ Clive Kabatznik
                                       -------------------------------------
                                  Name:    Clive Kabatznik
                                  Title:   President and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes Clive Kabatznik and Michael Levy, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Form S-3 and to file the same with exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or is substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed below by the following persons in the capacities indicated on June 17, 2002.


           Signature                       Title                                             Date
           ---------                       -----                                            ----

/s/ Michael Levy
---------------------------         Chairman of the Board                               June 17, 2002
Michael Levy

/s/ Clive Kabatznik
---------------------------         Vice Chairman of the Board, President,              June 17, 2002
Clive Kabatznik                     Chief Executive Officer, Chief
                                    Financial Officer, Controller and
                                    Director

/s/ Cornelius J. Roodt
---------------------------         Director                                            June 17, 2002
Cornelius J. Roodt


/s/ David BenDaniel
---------------------------         Director                                            June 17, 2002
David BenDaniel


/s/ Stanley Castleton               Director                                            June 17, 2002
---------------------------
Stanley Castleton


/s/ Joseph Weil                     Director                                            June 17, 2002
---------------------------
Joseph Weil


                                 SECURITIES AND
                                    EXCHANGE
                                   COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                   EXHIBITS TO

                                    FORM S-3

                             REGISTRATION STATEMENT

                                      UNDER

                           THE SECURITIES ACT OF 1933


                                  -------------


                            SILVERSTAR HOLDINGS, LTD.
                       (EXACT NAME OF ISSUER AS SPECIFIED
                                 IN ITS CHARTER)


                                  June __, 2002

  Exhibit Number         Description
  --------------         -----------

             3.1         Memorandum of Association of the Registrant(2)
             3.2         Bye-Laws of the Registrant(2)
             4.1         Form of Placement Warrant(3)
             4.2         Stock Option Agreement(3)
             4.3         Indenture   dated   October  29,  1997,   between  the
                         Registrant   and  American   Stock  Transfer  &  Trust
                         Company(1)
             5.1         Opinion of Jenkens & Gilchrist Parker Chapin LLP (8)
            10.1         Form of FSAH Escrow Agreement(2)
            10.2 Form of First Amended and Restated Employment Agreement of Clive Kabatznik(2)
            10.3         Form of FSAM Management Agreement(2)
            10.4         Form of Consulting Agreement with Michael Levy(2)
            10.5         1995 Stock Option Plan(2)
            10.6 Asset purchase agreement by and among First South Africa Holdings PTY Ltd. and minority shareholders of First Lifestyle Holdings, Ltd., Ethos Private Equity, Cornelius Roodt and certain other purchasers and the Company, dated as of September 24, 2000(4)
            10.7 Fantasy Sports Asset Acquisition Agreement dated as of November 17, 2000(5)
            10.8         Employment Agreement of Greg Liegey(6)
            10.9 Asset Purchase Agreement, dated as of September 24, 2001, by and among Silverstar Holdings, Ltd., Student
                         Sports,   Inc.,   a   California    corporation,    the
                         Shareholders and Student Sports, Inc., a Delaware corporation. (7)
           10.10 Registration Rights Agreement dated as of September 24, 2001 by and between Silverstar Holdings, Ltd. and Student Sports, Inc., a California corporation. (7)
            21.1         Subsidiaries of the Registrant(4)
            23.1         Consent of PricewaterhouseCoopers(8)
            23.2         Consent of Rachlin Cohen & Holtz(8)
            23.3 Consent of Jenkens & Gilchrist Parker Chapin LLP (included in Exhibit 5.1)

-----------

(1)  Incorporated by reference is the  Registrant's  Current Report on Form 8-K,
     Exhibit 4.1 (filed on October 31, 1997).
(2) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 33-99180) (filed on November 9, 1995), as amended on Form S-1/A No. 1, Form S-1/A No. 2, Form S-1/A No. 3 (filed on December 27, 1995, January 16, 1996 and January 24, 1996, respectively) and Form 10-Q for the fiscal quarter ended March 31, 2000.
(3) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 333-33561) (filed on August 13, 1997), as amended on Form S-1/A No. 1, Form S-1/A No. 2 and For S-1/A No. 3 (filed on December 9, 1997 , January 22, 1998 and February 11, 1998, respectively).
(4) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Commission on October 12, 2000.
(5) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Commission on December 1, 2000.
(6) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2001.
(7) Incorporated by reference to the Registrant's current report on Form 8-K filed with the Commission on October 9, 2001.
(8)  Filed herewith.



                                      E-2